UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Viewtran Group, Inc.
(Name of Issuer)

Ordinary Shares, par value $.01 per share
(Title of Class of Securities)

89614K 10 6
(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

_______________________

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. G9363W104	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jingwei (Jeffrey) Kang
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 5 Pages

Explanatory Note

This Schedule 13D amends and restates the Schedule 13D filed by the reporting person on May 16, 2007 with respect to the securities of Cogo Group, Inc. , a Maryland corporation and predecessor of the Company (as defined below).

Item 1. Security and Issuer.

This statement relates to the ordinary shares, par value $.01 per share (“Ordinary Shares”), of Viewtran Group, Inc., a Cayman Islands company (the “Company”). The address of the Company's principal executive office is c/o Comtech Group, Room 1501, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057 PRC.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Mr. Jingwei (Jeffrey) Kang.

(b) Mr. Kang’s business address is 9/F Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, China.

(c) Mr. Kang is CEO and Executive Director of Cogobuy Group.

(d) During the past five years, Mr. Kang has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, Mr. Kang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kang is a citizen of the Peoples Republic of China.

Item 3. Source and Amount of Funds and Other Consideration.

On June 30, 2015, Comtech Global Investment Ltd. (“Comtech Global”), of which Mr. Kang is a shareholder and sole director, sold 9,701,524 ordinary shares to Hoover Global Investments Limited at $1.13 per share. Between June 30, 2015 and July 2, 2015, Comtech Global sold 20,000 shares at an average price of $1.04 per share in the open market.

Item 4. Purpose of Transaction.

Mr. Kang does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

Page 4 of 5 Pages

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

(a) Mr. Kang beneficially owns no Ordinary Shares as of the date this report is filed.

(b) Mr. Kang beneficially owns no Ordinary Shares as of the date this report is filed.

(c) Other than the disposition of the Ordinary Shares as reported in Item 3 of this Schedule 13D/A, Mr. Kang has not effected any transactions in the Ordinary Shares of the Company in the past 60 days.

(d) Not applicable.

(e) As of June 30, 2015, Mr. Kang ceased to be the beneficial owner of more than 5% of the Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7. Materials to be Filed as Exhibits.

Not Applicable

Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2015

By:	/s/ Jingwei Kang
Name:	Jingwei (Jeffrey) Kang